

October 5, 2011

Via E-mail
John C. Textor
Chief Executive Officer
Digital Domain Media Group, Inc.
8881 South US Highway One
Port St. Lucie, FL 34952

> **Re:** **Digital Domain Media Group, Inc.**
> **Amendment No. 4 to**
> **Registration Statement on Form S-1**
> **Filed September 20, 2011**
> **File No. 333-174248**

Dear Mr. Textor:

We have received your response to our prior comment letter to you dated August 24, 2011 and have the following additional comments.

Our Business and Growth Strategy, page 1

1. We note the second to last paragraph in this section. For each period discussed, please revise to also separately disclose the portion of projected revenues from projects on which you have begun recognizing revenue and the portion of projected revenues from projects for which you have commenced preparations by reserving capacity and allocating resources. Additionally please revise to clarify the date after which "the remainder of the current fiscal year" begins.

2. Please provide us with the basis for these projections.

Our Work and Accolades, page 103

3. We note your response to our prior comment nine. Given that you may not have provided all of the visual effects or may not have been the lead provider of visual effects for each film, please balance your disclosure to clarify that you were one of the visual effect companies that created visual effects or 3D conversion services for each of these films, as applicable.

Back Cover Page Artwork

4. Similar to the text found on the inside cover page artwork, please briefly include text to accompany these images to clarify that the shown images were created by you, if true, and to indicate that you were one of several visual effect companies that created visual effects for those films.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: D. Thomas Triggs, Esq.